UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Whole Earth Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

96684W100

(CUSIP Number)

June 25, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 96684W100

1.	NAMES OF REPORTING PERSONS Act II Global LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,500,000(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,500,000(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.71%(2)
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 96684W100

1.	NAMES OF REPORTING PERSONS John Carroll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,500,000(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,500,000(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.71%(2)
12.	TYPE OF REPORTING PERSON IN

(1)	Includes 3,000,000 shares of common stock held into an escrow account, subject to vesting and forfeiture based on certain stock price thresholds for the common stock.

(2)	Based on 38,426,669 shares of common stock issued and outstanding after the closing of the Business Combination, which was disclosed in the Issuer’s press release on June 25, 2020.

Item 1.	(a)	Name of Issuer Whole Earth Brands, Inc. (the “Issuer”)

	(b)	Address of Issuer's Principal Executive Offices 125 S. Wacker Drive, Suite 3150 Chicago, IL 60606

Item 2.	(a)	Name of Person Filing Act II Global LLC and John Carroll (collectively, the “Reporting Persons”)

	(b)	Address of Principal Business Office or, if None, Residence 745 5th Avenue, New York, New York 10151

	(c)	Citizenship Act II Global LLC is a limited liability company formed in Delaware. John Carroll is a citizen of the United States of America

	(d)	Title of Class of Securities Common stock, $0.0001 par value per share

	(e)	CUSIP Number 96684W100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

On June 25, 2020, the Issuer consummated its initial business combination (the “Business Combination”). Prior to the consummation of the Business Combination, the Issuer changed its corporate structure and domicile by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware (the “Domestication”). Pursuant to the Domestication, each outstanding Class B ordinary share of the Issuer (the “Founder Shares”) was converted into one share of the Issuer’s common stock. The Reporting Persons held 7,500,000 Founder Shares prior to the Business Combination, which were converted into 7,500,000 shares of common stock upon the Domestication. In connection with the consummation of the Business Combination, 3,000,000 of the Founder Shares and all of the Reporting Persons’ 6,750,000 private placement warrants were forfeited by the Reporting Persons to the Issuer for no consideration. In addition, 3,000,0000 shares of common stock were deposited into an escrow account, subject to vesting and forfeiture based on certain stock price thresholds for the common stock.

As of June 26, 2020, the Reporting Persons may be deemed to beneficially own 4,500,000 shares of the Issuer’s common stock, representing 11.71% of the common stock issued and outstanding. The percentage of common stock held by the Reporting Persons is based upon the 38,426,669 shares of common stock issued and outstanding after the closing of the Business Combination, which was disclosed in the Issuer’s press release on June 25, 2020.

These securities are held by Act II Global LLC. John Carroll is the managing member of Act II Global LLC. Mr. Carroll has sole voting and dispositive control over the shares held by Act II Global LLC and may be deemed the beneficial owner of such shares.

Item 5.	Ownership of Five Percent or Less of Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certification. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John Carroll
John Carroll
Date: June 26, 2020

/s/ John Carroll
As Managing Member of
Act II Global LLC
Date: June 26, 2020